UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Santander Consumer USA Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

80283M 101

(CUSIP Number)

Gerard A. Chamberlain

Santander Holdings USA, Inc.

75 State Street

Boston, Massachusetts 02109

(617) 346-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80283M 101

1	NAME OF REPORTING PERSON Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF and/or OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,593,555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,593,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,593,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.24%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Santander Holdings USA, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC and/or OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,593,555
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,593,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,593,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.24%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 10 (“Amendment No. 10”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Santander”), and Santander Holdings USA, Inc., a Virginia corporation and a wholly owned subsidiary of Santander (“SHUSA,” and together with Santander, the “Reporting Persons”), on November 17, 2017 as amended by Amendment No. 1 filed with the SEC by Santander and SHUSA on January 3, 2019, Amendment No. 2 filed with the SEC by Santander and SHUSA on May 24, 2019, Amendment No. 3 filed with the SEC by Santander and SHUSA on June 28, 2019, Amendment No. 4 filed with the SEC by Santander and SHUSA on July 18, 2019, Amendment No. 5 filed with the SEC by Santander and SHUSA on October 15, 2019, Amendment No. 6 filed with the SEC by Santander and SHUSA on March 6, 2020, Amendment No. 7 filed with the SEC by Santander and SHUSA on June 10, 2020, Amendment No. 8 filed with the SEC by Santander and SHUSA on August 10, 2020, and Amendment No. 9 filed with the SEC by Santander and SHUSA on July 2, 2021 (collectively, the “Initial Statement”).

The Reporting Persons have not engaged in any transactions in the shares of common stock, par value $0.01 per share (“Common Stock”), of Santander Consumer USA Holdings Inc. (“SC” or the “Issuer”), a Delaware corporation with its principal executive offices located at 1601 Elm St. Suite #800, Dallas, Texas 75201, since July 2, 2021, the date of Amendment No. 9.

Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Initial Statement.

Item 1.	Security and Issuer

This Amendment No. 10 relates to the Common Stock.

Item 2.	Identity and Background

There are no changes to Item 2 from the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

SHUSA anticipates using working capital and/or proceeds of debt financings for the Transaction (as defined below) described in Item 4 of this Amendment No. 10 (which Item 4 is incorporated herein by reference).

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

Merger Agreement

On August 23, 2021, SHUSA entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SC and Max Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of SHUSA (“Merger Sub”), pursuant to which the parties have agreed that SHUSA will acquire all outstanding shares of Common Stock not already owned by SHUSA via an all-cash tender offer (the “Tender Offer”) for $41.50 per share (the “Offer Price”), followed by a second-step merger (the “Merger” and together with the Tender Offer, the “Transaction”), in which Merger Sub will be merged with and into SC, with SC surviving as a wholly owned subsidiary of SHUSA, and all outstanding shares of Common Stock not tendered in the Tender Offer (other than (i) shares of Common Stock held by SHUSA, (ii) shares of Common Stock owned by SC as treasury stock (other than shares in an employee benefit or compensation plan) or owned by any wholly owned subsidiary of either SC or SHUSA, in each case immediately prior to the effective time of the Merger, and (iii) shares of Common Stock outstanding immediately prior to the effective time of the Merger and held by a holder who is entitled to demand and properly demands appraisal for such shares in accordance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price in cash.

The board of directors of SC, acting on the unanimous recommendation of a special committee (the “Special Committee”) consisting of the independent and disinterested directors of SC and formed to negotiate and evaluate a potential transaction with SHUSA, has unanimously determined to recommend the Tender Offer to SC’s shareholders (other than SHUSA). The board of directors of SHUSA has unanimously approved the Transaction.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger (including prohibition on certain actions, such as amendment to organizational documents, payment of dividends or distributions, incurrence of certain capital expenditures, entry into a new line of business, and incurrence of certain indebtedness, among others) and (ii) the obligation to use reasonable best efforts to take all actions and cause to be done all things necessary, proper or advisable to consummate the Transaction.

Consummation of the Tender Offer is subject to certain customary conditions, including that: (i) the Merger Agreement has not been terminated; (ii) Santander and SHUSA must have obtained approval of the Transaction from the Board of Governors of the Federal Reserve System under Section 163(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) there is no law or injunction prohibiting the Transaction or imposing certain conditions or restrictions in connection with the Transaction or pending action or proceeding by a governmental entity seeking to impose such conditions or restrictions; (iv) SC’s representations and warranties are accurate, subject to customary materiality standards; and (v) SC shall have complied in all material respects with its obligations under the Merger Agreement.

If the Tender Offer is consummated, the only condition to the Merger is the absence of a legal prohibition.

The Merger Agreement provides for certain termination rights for both SHUSA and SC (and, in the case of SC, with the approval of its Special Committee), including in the event that: (i) the parties agree to terminate the Merger Agreement by mutual agreement; (ii) the Tender Offer has not been consummated prior to March 31, 2022 (which date may be extended twice, each time for a three-month period, at either party’s option if required to obtain Federal Reserve approval); (iii) there is a final and non-appealable law or order prohibiting or permanently enjoining the Transaction; (iv) the other party breaches its covenants or representations that would result in the failure of a closing condition (in the case of SC’s covenants or representations) or that would reasonably be expected to prevent SHUSA or Merger Sub from consummating the Transaction (in the case of SHUSA’s covenants or representations), in each case subject to a cure period. In addition, SC may terminate the Merger Agreement following a change in SC’s board of director’s recommendation in favor of the Tender Offer in connection with the receipt of a “Superior Proposal” (as defined in the Merger Agreement), and SHUSA may terminate the Merger Agreement if SC’s board of directors changes its recommendation in favor of the Tender Offer or fails to publicly reaffirm its recommendation within 10 business days of a request from SHUSA to do so following the public announcement of an alternative acquisition proposal.

The Merger Agreement contains certain customary restrictions on SC and its representatives from soliciting alternative acquisition proposals prior to the closing of the Transaction.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.2 to this Amendment No. 10 and incorporated by reference into this Item 4. The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about SHUSA, SC, or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of SHUSA, SC or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by SHUSA or SC. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Transaction that will be contained in, or incorporated by reference into, the tender offer statement on Schedule TO and Schedule 13E-3 and the Solicitation/Recommendation Statement on Schedule 14D-9, as well as in the other filings that each of SHUSA and SC make with the SEC.

Item 5.	Interest in Securities of the Issuer

There are no changes to Item 5 from the Initial Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D and Exhibit 99.2 to this Schedule 13D are incorporated by reference herein.

Item. 7.	Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Initial Statement).

Exhibit 99.2	Agreement and Plan of Merger, dated as of August 23, 2021, by and among Santander Holdings USA, Inc., Max Merger Sub, Inc., and Santander Consumer USA Holdings Inc. (incorporated by reference to Exhibit 2.1 to Santander Holdings USA, Inc.’s Current Report on Form 8-K filed on August 25, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2021

BANCO SANTANDER, S.A.

By:	/s/ Javier Illescas
Name: Javier Illescas
Title: Group Executive Vice President, Corporate Legal

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
Name: Gerard A. Chamberlain
Title: Executive Vice President and Senior Deputy General Counsel

SCHEDULE A

The name, business or residential address, title, present principal occupation or employment, and citizenship of each of the directors and executive officers of Santander and SHUSA are set forth below.

Santander

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship
Directors

Ana Patricia Botín- Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Executive Chairman of Banco Santander, S.A.	Spain

Belén Romana García	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A. and Non-

Executive Director of Aviva Plc, London and independent director of SIX Group AG and of Bolsas y Mercados Españoles (BME); member of the advisory boards of GFI España and TribalData, member of the advisory board of the Rafael del Pino Foundation and co-chair of the Global Board of Trustees of the Digital Future Society

Spain

Bruce Neil Carnegie-Brown	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman (non-executive independent director) and coordinator of non-executive directors (lead director) of Banco Santander, S.A.; Non-Executive Chairman of Lloyd’s of London, Cuvva Limited, Santander UK plc and Santander UK Group Holdings plc	United Kingdom

Álvaro Cardoso de Souza	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Non-Executive Chairman of Banco Santander (Brasil), S.A.	Portugal

Pamela Ann Walkden	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; lay member of the Welfare and Ethics Committee of the Royal Veterinary College.	United Kingdom

Ramón Martín Chávez Márquez	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A.; Senior Executive Vice Chairman of Sixth Street Partners Management Company, L.P., Non-executive chairman of Recursion Pharmaceuticals, Inc., and member of the board of trustees of the Los Angeles Philharmonic.

United States of America

Luis Isasi Fernández de Bobadilla	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director of Banco Santander, S.A.; Non-Executive Chairman of Santander España and Independent Director at Compañía de Distribución Integral Logista Holdings, S.A. (Logista).	Spain

Henrique de Castro	Banco Santander, S.A., Avda, Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Independent Director of Fiserv Inc.	Portugal

Homaira Akbari	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A.; Chief Executive Officer of AKnowledge Partners, LLC; Non-Executive Director of Landstar System, Inc. and Independent Director of Temenos, AG

France and United States of America

Sergio Rial	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Executive Director of

Banco Santander, S.A.; Chief Executive Officer and Vice Chairman of Banco Santander (Brazil), S.A.; Independent Director of Delta Airlines Inc. and Non-Executive Chairman of Ebury Partners Limited

Brazil

Francisco Javier Botín— Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director of

Banco Santander, S.A.; Executive Chairman of JB Capital Markets, Sociedad de Valores, S.A.U.; Chairman of the Botín Foundation and trustee of the Princess of Gerona Foundation

Spain

José Antonio Álvarez Álvarez	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Vice Chairman and Chief Executive Officer of Banco Santander, S.A. and Non-Executive Director of Banco Santander (Brasil) S.A.	Spain

Gina Díez Barroso	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.; Chairman of Grupo Diarq, S.A. de C.V. and Centro de Diseño y Comunicación, S.C. (Universidad Centro).	México

Ramiro Mato García-Ansorena	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Non-Executive Director (independent) of Banco Santander, S.A.	Spain

Sol Daurella Comadrán	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain

Non-Executive Director

(independent) of Banco Santander, S.A.; Executive Chairman of Olive Partners, S.A.; Non-Executive Chairman of Coca Cola European Partners, Plc and other positions at Cobega Group companies

Spain

Executive Officers (Who Are Not Directors)

Jaime Pérez Renovales	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	General Secretary and Secretary of the Board, Banco Santander, S.A.	Spain

Javier Maldonado Trinchant	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Costs, Banco Santander, S.A.	Spain

Alexandra Brandão	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Human Resources, Banco Santander, S.A.	Portugal

José Antonio García Cantera	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Financial Officer, Banco Santander, S.A.	Spain

José Francisco Doncel Razola	Banco Santander, S.A., Avda. de Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Accounting and Financial Control, Banco Santander, S.A.	Spain

José Luis de Mora Gil-Gallardo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Strategy, Corporate Development and of Consumer Finance, Banco Santander, S.A.	Spain

José Maria Linares Perou	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Corporate and Investment Banking, Banco Santander, S.A.	United Kingdom, Bolivia

Juan Guitard Marín	Ciudad Grupo Santander Edificio Marisma, pl. 2 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Audit Executive, Banco Santander, S.A.	Spain

Juan Manuel Cendoya Méndez de Vigo	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Communications, Corporate Marketing and Research, Banco Santander, S.A.	Spain

Keiran Foad	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Risk Officer, Banco Santander, S.A.	United Kingdom

Marjolein van Hellemondt-Gerdingh	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Chief Compliance Officer, Banco Santander, S.A.	Netherlands

Mónica López-Monís Gallego	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Head of Supervisory and Regulatory Relations, Banco Santander, S.A.	Spain

José Rami Aboukhair Hurtado	Santander España, Gran Vía de Hortaleza, N°3, Edificio Cantabria, 2aPlanta, 28033, Madrid – Spain	Global Head of Cards and Digital Solutions, Banco Santander, S.A.	Spain

Victor Matarranz Sanz de Madrid	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Wealth Management and Insurance, Banco Santander, S.A.	Spain

Dirk Marzluf	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Group Head of Technology and Operations, Banco Santander, S.A.	Germany

António Simões	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Regional Head of Europe and Country Head of Santander Spain, Banco Santander, S.A.	Portugal

SHUSA

Name	Business or Residential Address	Present Principal Occupation or Employment	Citizenship
Directors

Ana Patricia Botín— Sanz de Sautuola y O’Shea	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Executive Chairman of Banco Santander, S.A.	Spain

Stephen Alan Ferriss	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America

Alan H. Fishman	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chairman, Ladder Capital Corp	United States of America

Thomas Stephen Johnson	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America

Juan Guitard Marin	Ciudad Grupo Santander Edificio Marisma, pl.2 28660, Boadilla del Monte (Madrid), Spain	Group Chief Audit Executive, Banco Santander, S.A.	Spain

Hector Grisi	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Executive President and Chief Executive Officer, Banco Santander Mexico, S.A.	Mexico

Edith Holiday	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America

Guy Moszkowski	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Retired	United States of America

Timothy Wennes	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Executive Officer and President, Santander Holdings USA, Inc., Santander Bank, N.A.	United States of America

Henri-Paul Rousseau	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Visiting Professor, Paris School of Economics	Canada

Thomas Timothy Ryan, Jr.	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Non-Executive Chairman, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Javier Maldonado Trinchant	Banco Santander, S.A., Avda. Cantabria, s/n, Ciudad Grupo Santander, 28660, Boadilla del Monte (Madrid) – Spain	Global Head of Cost Control, Banco Santander, S.A.	Spain

Executive Officers (Who Are Not Directors)

Ashwani Aggarwal	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Risk Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Juan Carlos Alvarez	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Financial Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	Spain

Daniel Budington	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Strategy Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Daniel Griffiths	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Technology Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Rosilyn Houston	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Human Resources Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America

Brian Yoshida	c/o Santander Holdings USA, Inc. 75 State Street Boston, MA 02109	Chief Legal Officer, Santander Holdings USA, Inc. and Santander Bank, N.A.	United States of America